Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. **To provide your consent, please complete the Consent to Electronic Delivery form available at www.pctc.com/PCTCPortal/Public/ShareHolder.aspx**. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the **current financial year**.

DEVONSHIRE RESOURCES LTD.

Please select one or both of the following options: ______ **Annual Financial Statements & MD & A**
______ **Quarterly Financial Statements & MD & A**

Name: ____

Address: ____
Street Name & Number *Apt. or Suite*

____
City *Prov or State* *Country* *Postal or Zip Code*

Email Address: ______________________ Preferred Method of Communication: Email:______ or Mail:______

*Signature: ______________________ Date: ______________________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY
510 BURRARD STREET, 2ND FLOOR
VANCOUVER, BC
V6C 3B9

OR BY FAX TO: 604-689-8144

OR COMPLETE THE FORM ONLINE AT: www.pctc.com/PCTCPortal/Pu

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to prc providing on this form will only be used for its intended purpose described above, and will be ha website at www.pctc.com, or by writing to us at the address shown above. PCTC will use th process your request and will treat your signature(s) on this form as your consent to the above.

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